Exhibit 15.4

AstraZeneca PLC
Legal & Secretary’s Department
15 Stanhope Gate
London
W1K 1LN

For the attention of Justin Hoskins
By fax 020 7304 5196 & by post

19 March 2010

Dear Ladies and Gentlemen

IMS DATA DISCLOSURE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2009

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of certain registration statements with the US Securities and Exchange Commission, IMS Health HQ Limited hereby authorizes you to refer to IMS Health and certain pharmaceutical industry data derived by IMS Health, as identified on the pages annexed hereto as Exhibit A, a selection of pages from AstraZeneca’s Annual Report and Form 20-F Information for the fiscal year ended 2009 (the “Annual Report”), which is incorporated by reference in the registration statements No. 33-83774 for AstraZeneca and Zeneca Wilmington Inc. and No. 333-145848 and No. 333-114165 for AstraZeneca, each on Form F-3, and in the registration statements No. 333-09060, No. 333-09062, No. 33-65362, No, 33-65366, No. 333-12310, No. 333-12426, No. 333-12428, No. 333-13328, No. 333-13918, No. 333-124689 and No. 333-152767 on Form S-8 for AstraZeneca.

IMS Health’s authorization is subject to AstraZeneca’s acknowledgement and agreement that:

1)	IMS Health has not been provided with a full copy of the draft Annual Report but only a very limited number of pages from the documents as indicated above;

2)
IMS Health has not undertaken an independent review of the information disclosed in the Annual Report other than to discuss our observations as to the accuracy of the information relating to IMS Health and certain pharmaceutical industry data derived by IMS Health;

3)
AstraZeneca acknowledges and agrees that IMS Health shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterise IMS Health as such; and

4)
AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to IMS Health, set forth in the Annual Report as filed with the SEC and agrees to indemnify IMS Health from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorisation will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/ James E. Salitan
James E. Salitan, Vice President and Associate General Counsel, EMEA Region For and on behalf of IMS Health HQ Limited

ACCEPTED AND AGREED
this 22nd day of March 2010:

AstraZeneca PLC

By:	/s/ Justin Hoskins
Name:	Justin Hoskins
Title:	Deputy Company Secretary

Important information for readers of this Annual Report and Form 20-F Information
Cautionary statement regarding forward-looking statements
The purpose of this Annual Report and Form 20-F Information is to provide information to the members of the Company. The Company and its Directors, employees, agents and advisors do not accept or assume responsibility to any other person to whom this Annual Report and Form 20-F Information is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995 and the UK Companies Act 2006, we are providing the following cautionary statement: This Annual Report and Form 20-F Information contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Forward-looking statements are statements relating to the future which are based on information available at the time such statements are made, including information relating to risks and uncertainties. Although we believe that the forward-looking statements in this Annual Report and Form 20-F Information are based on reasonable assumptions, the matters discussed in the forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those expressed or implied by these statements. The forward-looking statements reflect knowledge and information available at the date of the preparation of this Annual Report and Form 20-F Information and the Company undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things, those factors identified in the Principal risks and uncertainties section from page 80 of this document. Nothing in this Annual Report and Form 20-F Information should be construed as a profit forecast.
Inclusion of reported performance, core financial measures and constant exchange rate growth rates
In Our year in brief section on page 2 and throughout the Directors’ Report the following measures are referred
>	Reported performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business as reflected in our Group Financial Statements prepared in accordance with IFRS as adopted by the EU and as issued by the IASB.

>	Core financial measures. These are non-GAAP measures because unlike Reported performance they cannot be derived directly from the information in the Group’s Financial Statements. These measures are adjusted to exclude certain significant items, such as charges and provisions related to our global restructuring and synergy programmes, amortisation and impairment of the significant intangibles relating to the acquisition of MedImmune in 2007, the amortisation and impairment of the significant intangibles relating to our current and future exit arrangements with Merck in the US, and other specified items. See the Reconciliation of Reported results to Core results table on page 40 for a reconciliation of Reported to Core performance.
>	Constant exchange rate (CER) growth rates. These are also non-GAAP measures. These measures remove the effects of currency movements (by retranslating the current year’s performance at the previous year’s exchange rates and adjusting for other exchange effects, including hedging). A reconciliation of Reported results adjusted for the impact of currency movements is provided in the Operating profit (2009 and 2008) table on page 39.
Throughout this Annual Report and Form 20-F Information, growth rates are expressed at CER unless otherwise stated.
AstraZeneca’s determination of non-GAAP measures together with our presentation of them within our financial information may differ from similarly titled non-GAAP measures of other companies.
Statements of competitive position, growth rates and sales
In this Annual Report and Form 20-F Information, except as otherwise stated, market information regarding the position of our business or products relative to its or their competition is based upon published statistical sales data for the 12 months ended 30 September 2009 obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. For the US, dispensed new or total prescription data are taken from the IMS Health National Prescription Audit for the 12 months ended 31 December 2009; such data is not adjusted for Medicaid and similar state rebates. Except as otherwise stated, these market share and industry data from IMS Health have been derived by comparing our sales revenue to competitors’ and total market sales revenues for that period. Except as otherwise stated, growth rates and sales are given at CER. For the purposes of this Annual Report and Form 20-F
Information, unless otherwise stated, references to the world pharmaceutical market or similar phrases are to the 49 countries contained in the IMS Health MIDAS Quantum database, which amounted to approximately 95% (in value) of the countries audited by IMS Health.
AstraZeneca websites
Information on or accessible through our websites, including astrazeneca.com, astrazenecaclinicaltrials.com and medimmune.com, does not form part of and is not incorporated into this document.
External/third party websites
Information on or accessible through any third party or external website does not form part of and is not incorporated into this document.
Definitions
The glossary and the market definitions table from page 206 are intended to provide a useful guide to terms and AstraZeneca’s definition of markets, as well as to acronyms and abbreviations, used in this Annual Report and Form 20-F Information. They are, however, provided solely for the convenience of the reader and should therefore not be relied upon as providing a definitive view of the subject matter to which they relate.
Use of terms
In this Annual Report and Form 20-F Information, unless the context otherwise requires, ‘AstraZeneca’, ‘the Group’, ‘we’, ‘us’ and ‘our’ refer to AstraZeneca PLC and its consolidated entities and any reference to ‘this Annual Report’ is a reference to this Annual Report and Form 20-F Information.
Statements of dates
Except as otherwise stated, references to days and/or months in this Annual Report and Form 20-F Information are references to days and/or months in 2009.
Figures
Figures in parentheses in tables and in the Financial Statements are used to represent negative numbers.

  AstraZeneca Annual Report and Form 20-F Information 2009

12Directors’ Report | Business Environment

Business Environment

AstraZeneca operates in a rapidly changing business environment that presents both opportunities and challenges. Although industry revenue growth is slowing due to continuing pressure on healthcare costs and pricing, as well as increased competition from generic medicines, the demand for healthcare that will drive the industry’s future growth remains strong.
Historically, the pharmaceutical industry has been less exposed than other sectors to changes in global economic conditions, but continued constraints on payers impacted the sector and its prospects in 2009. However, the current economic environment also presents opportunities for the sector, such as strategic alliances with smaller companies seeking funding and development expertise. Indeed, partnering activity across the pharmaceutical sector remained strong during 2009.
World markets
The world pharmaceutical market in 2009 was valued at $709 billion, an increase of 5% over 2008 at CER (maintaining the rate of growth for the period 2007 to 2008). As shown in the figure opposite the 2009 growth rate in North America recovered from its 2008 decline while the 2009 growth rate in Other Established Markets fell back from its 2008 level. On the other hand, Emerging Markets, in particular Emerging Asia Pacific, saw strong double-digit growth.
In 2009 the top five markets in the world remained the US, Japan, France, Germany and Italy, with the US representing 42% of global sales (2008: 42%). Further down the rankings, China moved into sixth place, displacing the UK to eighth place behind Spain.
Growth drivers
Expanding patient populations
The world population has doubled in the last 50 years from three billion to over six billion and is expected to reach nine billion by 2050. In addition, the number of people who can access the highest standards of healthcare continues to increase, particularly among the elderly, who represent a rising proportion of populations in developed nations.
Furthermore, the faster-developing economies, such as China, India and Brazil, continue to offer new opportunities for the industry to supply an expanding number of patients who can benefit from medicines. As shown by the figures, Emerging Markets now represent approximately 85% of the world population and 16% of the total pharmaceutical market. Pharmaceutical industry growth in Emerging Markets was more than triple the rate of growth in Established Markets in 2009.
Unmet medical need
In most Established Markets, ageing populations and certain lifestyle choices drive an increased incidence of chronic diseases such as cancer, cardiovascular/metabolic and respiratory diseases which require long-term management. The prevalence of chronic disease is also increasing in middle-income countries, and is now beginning to have an impact in the least developed countries. Many diseases remain under-diagnosed or sub-optimally treated and, as diagnostic techniques and treatments improve and access to medicines widens, the burden of disease is projected to continue increasing over the next 20 years. In addition, the appearance of new medical challenges such as the H1N1 influenza (swine flu) pandemic potentially adds to the burden.
Advances in science and technology
Existing medicines will continue to be vital in meeting the demand for healthcare, particularly in an increasingly genericised market. In addition, innovation resulting from advances in both the understanding of the key processes involved in the initiation and progression of disease and the application of new technologies will be critical to meeting current and future unmet medical need. As we noted last year, the use of large molecules, or biologics, is becoming an increasingly important driver of innovation. It has been predicted that within the world’s top 100 pharmaceutical products, 50% of sales will come from biologics based on forecasts for 2014. This compares with only 28% in 2008 and 11% in 2000. With advances in the technologies for the design and testing of novel compounds, new opportunities also exist for the use of innovative small molecules as new medicines.

The challenges
Pricing pressure
The growing demand for healthcare continues to increase pressure on payer budgets. Whilst payers may recognise the need to reward innovation, they have a duty to spend their limited financial resources wisely. As a result, cost-containment in healthcare, including containment of pharmaceutical spending, continues to be a focus. This is particularly the case as the current global economic downturn increases cost pressures on healthcare payers and those patients who pay directly for all, or a significant proportion, of the cost of their medicines.
The research-based pharmaceutical industry’s challenge is to manage this downward pressure on the price of its products, whilst continuing to invest in the discovery, development, manufacture and marketing of new medicines. In addition, most of our sales are generated in highly regulated markets where governments exert various levels of control on price and reimbursement.
Multiple pricing systems exist across the globe, which create a complex matrix that must be managed to optimise revenues. This may be further complicated by currency fluctuations within regions. The principal aspects of price regulation in our major markets are described further in the Geographical Review from page 50.
Payers increasingly require that the economic as well as therapeutic value of medicines be demonstrated and that this value be supported by evidence of real outcomes. Meeting these needs across a diverse range of national and local reimbursement systems requires significant additional investment of resources and funds by the industry. Personalised healthcare (PHC) offers one way of increasing the value of medicines to patients, physicians and payers. Under PHC the optimal treatment for each individual, in terms of the choice of medicine and dose, is determined by analysis of the patient’s biochemical or genetic make-up. An example of this approach is the use of a companion diagnostic test to allow use of Iressa for the treatment of lung cancer, specifically in those patients who have an activating mutation of the epidermal growth factor receptor.
R&D productivity
The research-based pharmaceutical industry continues to drive for increased productivity in R&D to ensure a strong pipeline of commercially viable medicines for launch. Companies have addressed this challenge in a variety of ways. Some have sought to increase output with limited incremental cost

AstraZeneca Annual Report and Form 20-F Information 2009

52Directors’ Report | Geographical Review

We continue our long-standing commitment to educating Medicare beneficiaries and supporting healthcare professionals in all aspects of Medicare Part D through our partnership with the National Council on Aging. This includes a consumer website, My Medicare Matters, which was revised this year to provide detailed, yet easy-to-understand information about Medicare services including Part D for people with commonly diagnosed diseases among the elderly, starting with diabetes, cancer and Alzheimer’s disease and related dementias. Funding from AstraZeneca also supports MyMedicareCommunity.org, an on-line community for healthcare professionals and grass roots organisations serving people with Medicare.
Additionally, through the AZ&Me Prescription Savings Programme, AstraZeneca provides prescription access to financially needy Medicare Part D beneficiaries. AstraZeneca has been providing patient assistance to the uninsured for 30 years. Last year, we provided more than $750 million in savings to approximately 505,000 people without drug coverage (approximately 3.8 million prescriptions).
Canada
Despite the entry of generic forms of Seroquel IR in late 2008, total product sales in Canada increased by 3% to $1,203 million (2008: $1,275 million) and we remain the second largest brand name pharmaceutical company in Canada. Combined sales of Crestor, Nexium, Symbicort and Atacand were up 18% to $872 million (2008: $805 million) with Crestor and Nexium among the top 10 prescription products in Canada by sales. Sales of Seroquel were down 68% to $48 million (2008: $160 million) as a result of generic entry. Crestor maintained its number two ranking in the statin market and was the fastest-growing product in both new and total prescription segments (25.5% and 27.6% growth, respectively). Crestor is also the second largest pharmaceutical product in Canada by sales.
AstraZeneca received a number of important regulatory approvals from Health Canada in 2009, including regulatory approval for Onglyza™ for the treatment of Type 2 diabetes, Symbicort Turbuhaler for the treatment of chronic obstructive pulmonary disease and Seroquel XR for the treatment of major depressive disorder. In addition, new tablet strengths (32/12.5mg and 32/25mg) were approved for Atacand Plus.
Key organisational efficiencies were obtained through structural changes, as well as the move to regional shared service models and common North American technology platforms.
A recent study, ‘The Rx&D International Report on Access to Medicines, 2008-2009’ by George Wyatt, highlights that only 55% of innovative medicines receive approval from Canada’s Health Technology Assessment appraisal system compared to an international average of 73%. The Patented Medicine Prices Review Board (PMPRB) has the role of ensuring that prices charged by manufacturers for patented medicines are not excessive. Recent PMPRB guideline changes to be introduced in 2010 have secured a competitive pricing environment for the Canadian pharmaceutical industry.
The provinces have adopted different approaches to pharmaceutical funding, from one end of the continuum in Quebec, with more open access, to more restricted access in British Columbia. Ontario, Alberta and British Columbia have all undertaken reviews of their drug reimbursement system, resulting in the introduction of product listing agreements, the reduction of generic prices and changes to the role of pharmacists. The trend in Canada indicates provinces will continue to introduce policy changes that drive cost savings, while providing reasonable patient access to innovative medicines.
Rest of World
Sales in the Rest of World performed strongly in 2009, up 6% (flat as reported) to $16,823 million (2008: $16,816 million), despite the world economic crisis. Key products (Arimidex, Crestor, Nexium, Seroquel and Symbicort) delivered a strong performance, up 15% (+8% reported) with sales of $7,977 million (2008: $7,413 million). China, Emerging Asia Pacific and Other Emerging markets delivered particularly strong sales, up 14% (+7% reported) with sales of $3,261 million (2008: $3,058 million).
Other Established Markets
Sales in Other Established Markets increased by 4% (-1% reported). The key products driving sales growth in 2009 were Crestor, Symbicort, Nexium and Seroquel.
Western Europe
In our Western Europe markets, we saw good growth of 3% (-5% reported). The weakness of the pound sterling in comparison to the euro resulted in a significant change in the pattern of export trade within the EU with strong sales in the UK (up 27%, +6% reported) more than offsetting sales declines in Italy (down 3%, -9% reported), Spain (down 6%, -11% reported), and the Nordics (ie Sweden, Finland, Denmark and Norway) (down 5%, -16% reported).
Within our Western Europe markets, Crestor has delivered a strong financial performance and has outperformed the market with strong double-digit growth. Likewise, Seroquel has outperformed the market by two times with the successful launch of Seroquel XR and the bipolar indication driving performance. Symbicort has defended its market position and Nexium has moved from second to first place in its class. Arimidex has maintained its position as the leading aromatase inhibitor. Sales of Casodex continue to decline following patent expiries in 2008.
Sales in our Western Europe markets continued to be impacted by government initiatives to contain drug expenditures and by generic erosion of those of our products which have lost patent protection and Regulatory Exclusivity.
We have continued with our programme of resource management in our Western Europe markets and have reduced our cost base by 5% and headcount by over 600 during 2009.
Overall our sales in France were up 2% (-4% reported) to $1,849 million (2008: $1,922 million). The strong performance of Crestor and Nexium, which gained significant market share from competitors, was offset by the continuing impact of patent expiry for Casodex.
In Germany, sales were up 3% (-2% reported) to $1,278 million (2008: $1,307 million) with good growth in Atacand, Symbicort and Seroquel offsetting the continued declines in Nexium, resulting from government restrictions to access, and Casodex following patent expiry.

AstraZeneca Annual Report and Form 20-F Information 2009

Directors’ Report | Geographical Review	53
Reviews

As a result of the weak pound sterling and its impact on export sales through parallel trade, in the UK sales were up 27% (+6% reported) to $1,082 million (2008: $1,020 million) driven by Crestor (up 62%, +35% reported), Seroquel (up 64%, +35% reported), Symbicort (up 42%, +18% reported) and Nexium (up 95%, +59% reported).
In Italy, overall sales declined by 3% (-9% reported) to $1,199 million (2008: $1,323 million) as a result of reference pricing and Casodex patent expiry. However, Crestor performed well, increasing its sales by 8% (+3% reported) and Seroquel showed strong growth, increasing sales by 36% (+28% reported).
In Spain, sales were down 6% (-11% reported) to $768 million (2008: $863 million) due to Seroquel (down 17%, -21% reported), Symbicort (down 3%, -9% reported) and Arimidex (down 30%, -33% reported). However, Nexium performed well with sales up 15% (+9% reported).
Most governments in Europe intervene directly to control the price and reimbursement of medicines. The decision-making power of prescribers in Europe has been eroded in favour of a diverse range of payers. While the systems to control pharmaceutical spending vary, they have all had a noticeable negative impact on the uptake and availability of innovative medicines. Several governments have imposed price reductions and increased the use of generic medicines as part of healthcare expenditure control. Several countries are applying strict tests of cost-effectiveness to medicines, which has reduced access for European patients to medicines in areas of high unmet medical need. These and other measures all contribute to an increasingly difficult environment for branded pharmaceuticals in Europe.
Japan
In Japan, strong volume gains of 8.3% increased overall sales by 7% (+20% reported) to $2,341 million (2008: $1,957 million) and allowed us to maintain our twelfth place position in the market. This was achieved despite a decline of 5% (+6% reported) of Casodex, our largest product in Japan, following the launch of generic competitors in May 2009. The key drivers of growth were the continued success of Crestor (up 58%, +76% reported), the continued growth of Losec (up 8%, +20% reported) and the increased penetration of Seroquel (up 25%, +39% reported).
In addition, future growth prospects received a boost in 2009 with the approval of Symbicort Turbuhaler for the Japanese market. Symbicort Turbuhaler was launched in January 2010 into an asthma market where the proportion of patients treated by inhaled corticosteroids is growing but lags behind other major markets by five to 10 years. Symbicort Turbuhaler is being promoted in Japan by both AstraZeneca and Astellas.
In Japan there is formal central government control of prices by the Ministry of Health, Labour and Welfare (MHLW) and the pricing and reimbursement system has been stable in recent years. Regular price revisions are imposed in April every other year that reduce the reimbursement price of almost all products. Accordingly, prices were not revised in 2009, but will be in 2010. At the same time, it is expected that in April 2010, a new pricing rule will be adopted on a trial basis to reward the development of innovative new products. Under this rule, new products with a below industry-average doctor margin will be subject to either a zero or a significantly reduced price revision, as long as the manufacturer has demonstrated appropriate progress in developing unapproved products and indications requested by the government. The long-term objective of the Japanese government is to raise generic volume share from 20.9% in 2008 to 30% by 2012; recent reforms have supported this goal by making the substitution of a generic product for a branded product easier.
Australasia
In Australia and New Zealand, we delivered a strong sales performance with sales up 12% (+1% reported) to $853 million (2008: $843 million), driven mainly by sales growth for Crestor, Atacand, Nexium, Seroquel and Symbicort. These five brands grew by 26% (+14% reported). Crestor‘s performance in Australia has been particularly strong, gaining over 6% volume market share in the year.
Emerging Markets
In the Emerging Markets, sales increased by 12% (+2% reported) to $4,352 million (2008: $4,273 million), accounting for nearly 49% of total sales growth outside the US. Sales in Emerging Europe were up 7% (-10% reported) to $1,091 million (2008: $1,215 million). Sales in China (excluding Hong Kong) increased by 27% (+29% reported) to $811 million (2008: $627 million).
In many of the larger markets, such as Brazil and Mexico, patients tend to pay directly for prescription medicines and consequently these markets are at less risk of direct government interventions on pricing and reimbursement. In other markets such as South Korea, Taiwan and Turkey where governments do pay for medicines, we are seeing measures to reduce the cost of prescriptions in line with the systems in Europe, Canada and Australia.
Emerging Europe
As part of our ongoing growth strategy, we have significantly increased our presence in the Russian market and sales have grown by 23% (-2% reported) to $180 million (2008: $184 million). The strongest performance has been seen in the cardiovascular (up 61%, +26% reported) and respiratory (up 33%, +6% reported) Therapy Areas.
In Romania, AstraZeneca has increased its market share to 3.3% in a very dynamic prescription market environment. Sales have increased by 51% (+29% reported) to $92 million (2008: $71 million), driven primarily by Crestor (up 54%, +29% reported) and Nexium (up 59%, +36% reported).
In late 2009 the government in Turkey imposed unprecedented levels of price reductions on the pharmaceutical industry. As a result our full-year growth was limited to 6%.
Ukraine, Kazakhstan, Belarus and Georgia have been particularly challenged by the financial crisis, most notably in Ukraine, although the pharmaceutical sector has been less affected than others by the GDP decline.
China
In China, in line with our growth and expansion strategy of the past five years, we have continued to build our presence and sales (excluding Hong Kong) were up 27% (+29% reported) to $811 million (2008: $627 million). We are the second largest multinational pharmaceutical company in the prescription market in China (including Hong Kong) with a growth rate for prescription sales of 29%. Our investment in China increased with further growth in the number of sales representatives, and continued to support our innovation discovery research centre in Shanghai and our several external collaborations.

AstraZeneca Annual Report and Form 20-F Information 2009

54Directors’ Report | Geographical Review

In November, the third edition of China’s National Reimbursable Drugs List (NRDL) was published by the Ministry of Human Resources and Social Security (MHRSS), five years after the publication of the second edition in 2005. 131 new ‘western’ medicines were added to the list, representing a 13% increase. For AstraZeneca Crestor, Nexium i.v., Symbicort and Seloken XR were included on the list for the first time whilst previous restrictions that applied to Arimidex, Casodex and Zoladex were removed. Based on the current guidelines issued by MHRSS, we expect the new list to be operational at the provincial and hospital level in the second half of 2010.
In August, China’s National Essential Drug System (NEDL) was officially launched. This formulary lists 307 essential drugs (205 chemical and biologics and 102 formulated traditional Chinese medicines) which should be used in all government owned healthcare institutions. Seloken and Losec MUPS are listed in the NEDL. The Chinese Government has a target that by the end of 2009, 30% of basic healthcare institutions (ie community health centres and rural hospitals) will stock all drugs listed in the NEDL.
Emerging Asia Pacific
In Emerging Asia Pacific, overall sales were up 6% (-3% reported) to $780 million (2008: $802 million) with double-digit growth in India, Malaysia and Vietnam and a more subdued performance in Thailand, the Philippines and Singapore due to the more pronounced impact of the economic crisis and government interventions in these countries.
Other Emerging markets
Latin America
During 2009, GDP growth in Latin America slowed significantly to -2.1% from 4.2% in 2008, as a result of the global financial crisis. The pharmaceutical market in Latin America grew by 12% compared to 2008 and AstraZeneca’s sales grew 8% (-4% reported) to $1,118 million (2008: $1,159 million), mainly driven by Brazil, Argentina and Venezuela. As a result, our market share grew to 2.4% (2008: 2.3%) in the prescription market, improving our position again from eleventh last year to tenth this year in the regional competitor rankings.
Atacand, Crestor, Nexium, Seroquel and Symbicort showed strong performance, with overall sales up 17% (+5% reported) to $544 million (2008: $516 million). Nexium is our number one prescription product in Latin America, with sales up 4% (-5% reported) to $175 million (2008: $185 million), and is ranked fourth in the top 20 products of the Latin American prescription market. Crestor is our second largest prescription product, with overall sales up 27% (+14% reported) to $146 million (2008: $128 million), and is now number seven in the top 20 Latin American prescription products.
Brazil, Mexico and Venezuela are our three largest markets in the region, with sales up 18% (+4% reported) to $457 million (2008: $440 million), down 9% (-26% reported) to $261 million (2008: $353 million) and up 15% (+15% reported) to $163 million (2008: $142 million), respectively. Mexico in particular has been heavily impacted by the global financial crisis as a result of its reliance on the US economy.
Middle East and Africa (MEA)
During 2009, MEA has achieved strong growth essentially driven by Maghreb and Egypt. Our largest three markets in the region are now South Africa, the Gulf States and Saudi Arabia.
Sales force expansion in MEA over the past few years has directly contributed to this strong performance in the region, with Crestor, Symbicort and Seroquel demonstrating growth. Overall, AstraZeneca’s sales in MEA are growing twice as fast as the pharmaceutical market in MEA.

AstraZeneca Annual Report and Form 20-F Information 2009

56Directors’ Report | Therapy Area Review

Cardiovascular
In brief
>	Onglyza™ has been launched in the US, Canada, Mexico, Germany, the UK and Denmark and has been approved in Argentina, Brazil, India and all other EU countries.

>	Crestor sales up 29% to $4.5 billion. Crestor approval has broadened to every EU country with launches in Germany and Spain in 2009.

>	Crestor was approved in the US for the treatment of paediatric patients from 10 to 17 years of age with heterozygous familial hypercholesterolemia based on the PLUTO study. This study fulfilled our paediatric exclusivity obligations, which resulted in Paediatric Exclusivity being granted in July, which will provide an additional six months of exclusivity to market Crestor in the US.

>	Crestor filings were submitted in the US and the EU as well as other markets seeking an outcomes indication and labelling based on the JUPITER study which demonstrated a significant reduction in major cardiovascular (CV) events (44% compared to placebo) in men (over 50) and women (over 60) with elevated high-sensitivity C-reactive protein but low/normal cholesterol levels.

>	The parties concluded discovery in the Crestor consolidated ANDA patent litigations filed in the US District Court for the District of Delaware. The actions involve eight generic drug manufacturers challenging the patent covering the active ingredient for Crestor. The Court decided numerous pre-trial motions, including a denial of AstraZeneca’s and the licensor’s (Shionogi) motion for summary judgment in respect of alleged inequitable conduct. The Court amended the pre-trial schedule, re-setting the beginning trial date to 22 February 2010.

>	In Canada, previously reported Patented Medicines (Notice of Compliance) Regulations proceedings in respect of Crestor continued and others were commenced in response to Notices of Allegation from further generic manufacturers.

>	Atacand sales up 5% to $1.4 billion.

>	Toprol-XL US sales up 227% for the full year.

>	MAA filed for Brilinta/Brilique (ticagrelor) in October and an NDA in November.

>	In December, AstraZeneca and BMS submitted an NDA for the once-daily fixed-dose combination of Onglyza™ (saxagliptin) and metformin.

>	US submission for Certriad, a fixed-dose combination of Crestor (rosuvastatin calcium) and Abbott’s Trilipix™ (fenofibric acid), for the treatment of mixed dyslipidaemia.

>	An NDA for Axanum, a single capsule of Nexium and aspirin, was filed in April.

Our marketed products
Crestor1 (rosuvastatin calcium) is a statin for the treatment of dyslipidaemia and hypercholesterolemia, and to slow the progression of atherosclerosis.

Atacand2 (candesartan cilexetil) is an angiotensin II antagonist for the 1st line treatment of hypertension and symptomatic heart failure.

Seloken/Toprol-XL (metoprolol succinate) is a beta-blocker once-daily tablet for 24-hour control of hypertension and for use in heart failure and angina.

Tenormin (atenolol) is a cardioselective beta-blocker for hypertension, angina pectoris and other CV disorders.

Zestril3 (lisinopril dihydrate) is an ACE inhibitor used for the treatment of a wide range of CV diseases, including hypertension.

Plendil (felodipine) is a calcium antagonist for the treatment of hypertension and angina.

Onglyza™4 (saxagliptin) is a dipeptidyl peptidase IV inhibitor for the treatment of Type 2 diabetes.

[1]	Licensed from Shionogi & Co. Ltd.

[2]	Licensed from Takeda Chemicals Industries Ltd.

[3]	Licensed from Merck & Co., Inc.

[4]	Co-developed and co-commercialised with Bristol-Myers Squibb Company.
Our strategic objectives
An estimated 17.5 million people died from cardiovascular (CV) disease in 2005, 7.6 million due to heart attacks, despite improvements in the quality of diagnosis and treatment. Direct and indirect costs of treating coronary heart disease were estimated to be 192 billion in Europe in 20081 and $313 billion in the US in 20092.
Backed by over 40 years’ experience, AstraZeneca is a world leader in CV medicines. We aim to build on our strong position, focusing on the growth areas of atherosclerosis (hardening of the arteries), thrombosis (blood clotting), diabetes and atrial fibrillation.
Hypertension, atherosclerosis
and dyslipidaemia
High blood pressure (hypertension) and abnormal levels of blood cholesterol (dyslipidaemia) damage the arterial wall and thereby lead to atherosclerosis. CV events driven by atherosclerotic disease remain the leading cause of death in the western world. Lipid-modifying therapy, primarily statins, is a cornerstone for the treatment of atherosclerosis. Within the lipid-modifying market, generics are taking a significant share of the market and it is anticipated that generic atorvastatin (Lipitor™) will be available late in 2011.
Our focus
Our key marketed products
Since its launch in 2003, our statin, Crestor, has continued to gain market share, based on its differentiated profile in managing cholesterol levels and its unique recent label indication for treating atherosclerosis. Crestor approval has broadened to every EU country with launches in Germany and Spain in 2009.
Fewer than half of the people thought to have high levels of low-density lipoprotein cholesterol (LDL-C) ‘bad cholesterol’ get diagnosed and treated and, of those people, only about half reach their physician’s recommended cholesterol target using existing treatments. Crestor is the most effective statin in lowering LDL-C and the majority of patients reach their LDL-C goals using the usual 10mg starting dose. Crestor also produces an increase in high-density lipoprotein cholesterol (HDL-C) ‘good cholesterol’, across a range of doses. At its usual 10mg starting dose, Crestor has been shown, versus placebo, to reduce LDL-C by up to 52% and raise HDL-C by up to 14%, with eight out of 10 patients reaching their lipid goals.
In December, the FDA approved Crestor for use as an adjunct to diet for slowing the progression of atherosclerosis in patients with elevated cholesterol. Crestor is the only statin with an atherosclerosis indication in the US which is not limited by disease severity or restricted to patients with coronary heart disease.
Atacand, first launched in 1997, is approved for the treatment of hypertension in over 100 countries and for symptomatic heart failure in 70 countries. Atacand is an angiotensin II antagonist, and this class of medicine is the fastest-growing segment of the global hypertension market. Atacand Plus (candesartan cilexetil/hydrochlorothiazide) is a fixed-dose combination of Atacand and the diuretic hydrochlorothiazide, indicated for the treatment of hypertension in patients who require more than one hypertensive therapy. Atacand Plus is approved in 88 countries. In 2008, AstraZeneca sought approval in Europe and other markets for two additional dose strengths of Atacand Plus. In 2009, the new strengths of Atacand Plus (32mg/12.5mg and 32mg/25mg) were approved in Canada, Australia, Sweden and nine other markets. Further approvals and launches are anticipated in 2010.

[1]	European cardiovascular disease statistics, 2008 edition, Steven Allender et al, British Foundation Health Promotion Research Group.

[2]	National Heart, Lung, and Blood Institute. Fact Book, Fiscal Year 2008, hlbi.nih.gov/about/factbook/ FactBookFinal.pdf.

AstraZeneca Annual Report and Form 20-F Information 2009

Directors’ Report | Therapy Area Review	57
Reviews
Our financial performance

	2009			2008			2007	2009 compared to 2008		2008 compared to 2007
			Growth due			Growth due
		CER	to exchange		CER	to exchange		CER	Reported	CER	Reported
	Sales	growth	effect	Sales	growth	effect	Sales	growth	growth	growth	growth
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Seloken/Toprol-XL1	1,443	677	(41)	807	(667)	36	1,438	84	79	(46)	(44)

Crestor	4,502	1,048	(143)	3,597	714	87	2,796	29	25	26	29

Atacand	1,436	67	(102)	1,471	123	61	1,287	5	(2)	10	14

Plendil	241	(20)	(7)	268	(18)	15	271	(7)	(10)	(7)	(1)

Tenormin	296	(15)	(2)	313	(17)	22	308	(5)	(5)	(6)	2

Zestril	184	(40)	(12)	236	(72)	13	295	(17)	(22)	(24)	(20)

Onglyza™	11	11	–	–	–	–	–	n/m	n/m	n/m	n/m

Other	263	9	(17)	271	(34)	14	291	3	(3)	(12)	(7)

Total	8,376	1,737	(324)	6,963	29	248	6,686	25	20	–	4

[1]Includes sales of the authorised generic of Toprol-XL to Par Pharmaceutical Companies, Inc.

Therapy area world market
(MAT/Q3/09)

Market sectors	$bn

A High blood pressure	51.1

B Abnormal levels of blood cholesterol	35.4

C Diabetes	28.5

D Thrombosis	23.0

E Other	21.7
CV is the single largest therapy area in the global healthcare market with a worldwide market value of $160 billion.
CV disease remains the greatest risk to life for adults, accounting for 17 million deaths worldwide each year. In the US, 23 million people suffer from diabetes and two in five people with diabetes still have poor lipid profiles, one in three have poor blood pressure control and one in five have poor glucose control.
160bn
CV is the single largest therapy area
in the global healthcare market.
Worldwide market value of $160 billion
Following an sNDA submission in April 2009, the FDA has approved Atacand for the treatment of hypertension in children one to 17 years of age. This sNDA submission has also resulted in the granting of an additional six-month period of exclusivity to market Atacand in the US.
Clinical studies of our key
marketed products
GALAXY, our long-term global clinical research programme for Crestor, which investigates links between optimal lipid control, atherosclerosis and CV morbidity and mortality, has completed a number of studies involving over 65,000 patients in over 55 countries. Some of the studies undertaken as part of the GALAXY programme are referred to below, namely the JUPITER, PLUTO, AURORA, SATURN and PLANETS I and II studies.
Regulatory submissions for Crestor based on the JUPITER study results, details of which were included in our 2008 Annual Report and Form 20-F Information, are under review in the US and the EU as well as in other markets with approvals in Malaysia and Colombia. The JUPITER study was the subject of an FDA Advisory Committee in December with the Committee voting positively on the benefit/risk profile demonstrated in the study. A decision by the FDA on the submission is expected in the first quarter of 2010.
The PLUTO study evaluated the efficacy and safety of Crestor in patients 10 to 17 years of age with heterozygous familial hypercholesterolemia. Completion of the PLUTO study fulfilled our paediatric exclusivity requirements in the US and resulted in an additional six-month period of exclusivity to market Crestor in the US being granted in July. In October, a successful paediatric registration for Crestor was achieved.
The AURORA study, published in April 2009, evaluated the effects of Crestor 10mg and placebo on survival and major CV events in patients with end-stage renal disease on chronic hemodialysis and demonstrated that Crestor had no positive impact on such patients. The findings of the AURORA study are consistent with other previously published results with other statins and suggest that the CV disease present in chronic hemodialysis patients is different from other clinical settings and is not positively impacted by statin treatment.
Ongoing studies of Crestor include the SATURN study and the PLANETS I and II studies. The SATURN study, which is designed to measure the impact of Crestor 40mg and atorvastatin (Lipitor™) 80mg on the progression of atherosclerosis in high-risk patients, is expected to report in 2011. The PLANETS I and II studies, which are designed to compare the efficacy and safety of Crestor 10mg and 40mg to atorvastatin (Lipitor™) 80mg in patients with proteinuric renal disease in diabetics and nondiabetics, respectively, are expected to report in the first half of 2010.
In the pipeline
We continue the search for the next major therapy to reduce atherosclerotic risk. In collaboration with Abbott, we are developing an investigational compound, Certriad, a fixed-dose combination of the active ingredients in Crestor (rosuvastatin calcium) and Abbott’s Trilipix™ (fenofibric acid). An NDA submission in respect of Certriad for the treatment of mixed dyslipidaemia was announced jointly by both companies in June.

AstraZeneca Annual Report and Form 20-F Information 2009

Directors’ Report | Therapy Area Review	61
Reviews
Our financial performance

	2009			2008			2007	2009 compared to 2008		2008 compared to 2007
			Growth due			Growth due
		CER	to exchange		CER	to exchange		CER	Reported	CER	Reported
	Sales	growth	effect	Sales	growth	effect	Sales	growth	growth	growth	growth
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Nexium	4,959	(73)	(168)	5,200	(121)	105	5,216	(1)	(5)	(2)	–

Losec/Prilosec	946	(105)	(4)	1,055	(156)	68	1,143	(10)	(10)	(14)	(8)

Other	106	21	(4)	89	2	3	84	24	19	2	6

Total	6,011	(157)	(176)	6,344	(275)	176	6,443	(2)	(5)	(4)	(2)

Therapy area world market
(MAT/Q3/09)

Market sectors	$bn

A PPI	26.0

B Other	13.0
The GI world market is valued at $39 billion, with the PPI market accounting for $26 billion.
In the West (ie Europe and North America) between 10-20% of adults suffer from GERD. The prevalence of GERD in Asia is lower, but increasing. Despite effective PPI treatments, around 40% of patients do not achieve full relief from symptoms.
39bn
The GI world market is valued at $39 billion, with the proton pump inhibitor market accounting for $26 billion
AstraZeneca conducted two studies, OBERON and ASTERIX, to evaluate the safety and efficacy of Nexium in the prevention of gastric and/or duodenal ulcers in patients who take low-dose aspirin (acetylsalicylic acid (ASA)) (75-325mg) continuously during the studies, which is defined as at least five days per week. The results of these studies are described in more detail in the Cardiovascular section from page 56. In April 2009, AstraZeneca submitted an sNDA for the low-dose ASA (75-325mg) indication for Nexium and an NDA for the new product Axanum based upon the findings in these studies.
In the pipeline
Our research activities focus on reflux inhibitors and hypersensitivity therapy. Our lead compound, lesogaberan (AZD3355), is undergoing clinical studies in Phase II. Follow-up compounds are in different stages up to Phase II testing.
Litigation
Detailed information about material legal proceedings relating to our GI products can be found in Note 25 to the Financial Statements from page 166.
Financial performance 2009/2008
Performance 2009
Reported performance
GI sales for 2009 were down 5% on a reported basis to $6,011 million from $6,344 million in 2008.
Performance – CER growth rates
GI sales fell by 2% at CER.
Global Nexium sales were down 1% to $4,959 million from $5,200 million the previous year. The decline was driven by the decrease in the US of 9% to $2,835 million, however this was largely mitigated by sales outside the US increasing by 9% to $2,124 million. In the US, dispensed retail tablet volumes decreased by less than 1% despite increased generic and OTC competition. In respect of Nexium, there was growth in Canada (11%), Western Europe (7%) and Emerging Markets (15%).
For the full year, sales of Losec/Prilosec fell 10% to $946 million. Prilosec sales in the US were down 63% as a result of continued generic erosion. Outside the US, Losec sales were flat, despite increases in China (21%) and Japan (8%).
Performance 2008
Reported performance
GI sales for 2008 were down 2% on a reported basis to $6,344 million from $6,443 million in 2007.
Performance – CER growth rates
GI sales fell by 4% at CER. Growth in Canada (9%), Japan (5%) and Emerging Markets (20%) more than offset the 5% decline in sales in our Western Europe markets.
Nexium sales were down 2%, excluding the effects of exchange, to $5,200 million from $5,216 million the previous year. The decline was driven by the decrease in the US of 8% to $3,101 million, however, this was largely mitigated by sales outside the US increasing by 9% to $2,099 million. In the US, dispensed retail tablet volumes increased (2%) and Nexium was the only major PPI brand to do so in 2008.
For the full year, sales of Losec/Prilosec fell 14% to $1,055 million. Prilosec sales in the US were down 25% as a result of generic competition for the 40mg dosage form in the second half of the year. Outside the US, Losec sales declined by 11%, despite increases in China (19%) and Japan (5%).

AstraZeneca Annual Report and Form 20-F Information 2009

Directors’ Report | Therapy Area Review	63
Reviews
Our financial performance

	2009			2008			2007	2009 compared to 2008		2008 compared to 2007
			Growth due			Growth due
		CER	to exchange		CER	to exchange		CER	Reported	CER	Reported
	Sales	growth	effect	Sales	growth	effect	Sales	growth	growth	growth	growth
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Merrem	872	44	(69)	897	97	27	773	5	(3)	13	16

Synagis[1]	1,082	(148)	–	1,230	612	–	618	(12)	(12)	n/m	n/m

FluMist[1]	145	41	–	104	51	–	53	39	39	n/m	n/m

H1N1 influenza vaccine	389	389	–	–	–	–	–	n/m	n/m	n/m	n/m

Other	143	(69)	(8)	220	(54)	4	270	(31)	(35)	(20)	(19)

Total	2,631	257	(77)	2,451	706	31	1,714	10	7	41	43

[1]	Acquired in June 2007.

Therapy area world market
(MAT/Q3/09)

Market sectors	$bn

A Anti-bacterials	35.2

B Anti-virals	22.1

C Others	20.6
The world infection market is valued at $78 billion, with anti-bacterials accounting for approximately 45% and anti-virals for 28%.
World demand for antibiotics remains high, due to escalating resistance and the increased risk of serious infections in both immunosuppressed patients and ageing populations. Approximately half of all infants are infected with RSV during the first year of life. Seasonal influenza results in three to five million cases of severe illness and up to a half a million deaths globally each year.
78bn
The world infection market is valued at $78 billion, with anti-bacterials accounting for approximately 45% and anti-virals for 28%
Phase I and Phase I/II studies for these vaccines, both alone and in collaboration with the US National Institute of Allergy and Infectious Diseases.
Influenza virus
Influenza is the most common vaccine-preventable disease in the developed world. According to WHO estimates, seasonal influenza results in three to five million cases of severe illness and up to half a million deaths globally each year, primarily among the elderly. Rates of infection are highest among children, with school-aged children significantly contributing to the spread of the disease. Influenza also has socio-economic consequences related to both direct and indirect healthcare costs, including hospitalisations, work absence and loss of work productivity when either a caregiver or child is sick with influenza.
Our focus
Our key marketed products
FluMist is the first live, attenuated nasally delivered vaccine approved in the US for the prevention of disease caused by influenza virus subtypes A and B in eligible children and adults, two to 49 years of age. Beginning in the 2009/2010 season, the Centers for Disease Control and Prevention’s Advisory Committee on Immunization Practices in the US voted to expand recommendations for routine seasonal influenza vaccination to include all school-age children up to 18 years of age. In 2009, FluMist was approved for marketing in South Korea, Hong Kong and Israel. Applications are under review in Canada, Mexico and the EU. The total product supply of approximately 10 million seasonal FluMist doses sold out in 2009.
In response to the novel H1N1 influenza (swine flu) pandemic need in 2009, the US Department of Health and Human Services (HHS) awarded AstraZeneca a contract to develop and manufacture 42 million doses of influenza A (H1N1) 2009 monovalent vaccine. The total contract value is approximately $389 million. The monovalent H1N1 influenza vaccine, which is made using the same technology and process as FluMist, was approved by the FDA in September for the same patient population as FluMist. AstraZeneca began shipping product to the HHS in September.
In the pipeline
We continually strive to seek ways to improve our influenza vaccine. Each year we conduct clinical studies enabling us to develop and release a new vaccine for that year’s influenza virus. In addition, we are investigating the potential of a quadravalent live attenuated influenza vaccine and have two studies for this underway.
Hepatitis C virus
Hepatitis C virus (HCV) infects an estimated 170 million people worldwide and the current market for HCV therapy exceeds $2 billion annually. However, therapy for the strains that predominate in the US and Western Europe requires 12 months’ treatment and produces a durable cure in only 50% of patients. Key opinion leaders expect the current standard of treatment (interferon plus ribavirin) to change to a form of combination therapy involving one or more new mechanism of action direct-acting anti-virals and there are several small and large pharmaceutical companies with varying HCV pipelines focused on such therapies. A future paradigm of combinations of anti-virals as standard care offers the opportunity for several new therapies to be widely used.
Our focus
In the pipeline
Projects in development include AZD7295, a novel HCV compound, currently in Phase II.
Sepsis
Sepsis is a life-threatening condition resulting from uncontrolled severe infections, which affects an estimated three million people a year worldwide. Few industry pipelines are focused on the development of products specifically for registration for the treatment of sepsis or septic shock.

AstraZeneca Annual Report and Form 20-F Information 2009

66Directors’ Report | Therapy Area Review

Our financial performance

	2009			2008			2007	2009 compared to 2008		2008 compared to 2007
			Growth due			Growth due
		CER	to exchange		CER	to exchange		CER	Reported	CER	Reported
	Sales	growth	effect	Sales	growth	effect	Sales	growth	growth	growth	growth
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Seroquel	4,866	521	(107)	4,452	346	79	4,027	12	9	9	11

Diprivan	290	18	(6)	278	(3)	18	263	6	4	(1)	6
Zomig	434	2	(16)	448	(3)	17	434	–	(3)	(1)	3

Local anaesthetics	599	27	(33)	605	13	35	557	4	(1)	2	9

Other	48	(2)	(4)	54	(7)	2	59	(4)	(11)	(12)	(8)

Total	6,237	566	(166)	5,837	346	151	5,340	10	7	6	9

Therapy area world market
(MAT/Q3/09)

Market sectors	$bn

A Psychiatry	56.7

B Neurology	40.1

C Analgesia	29.9

D Anaesthesia	4.9
The neuroscience world market totals $132 billion. The medical need in neuroscience is significant.
Depression and anxiety disorders remain under-diagnosed and under-treated, with 15% of the population suffering from major depression at least once in their lives. Schizophrenia affects around 1% of the adult population, and 17 million people suffer from bipolar disorder across the major markets. Chronic pain is the most common reason for seeking medical care. Alzheimer’s disease affects approximately 24 million people worldwide (predicted to reach 40 million by 2020) and current therapy does not significantly change the course of this progressive neuro-degenerative disorder.
132bn
The neuroscience world market
totals $132 billion
referred the application to the CHMP, with the outcome anticipated in early 2010.
Complete Response Letters for the Seroquel XR GAD submission were received from the FDA in February 2009 (adult population) and September (elderly population). The application was considered unfavourably by an FDA Advisory Committee in April 2009; dialogue with the FDA remains ongoing.
In December, the FDA approved Seroquel for the treatment of schizophrenia in adolescents 13 to 17 years of age as monotherapy, and for the acute treatment of manic episodes associated with bipolar disorder in children and adolescents 10 to 17 years of age, both as monotherapy and as an adjunct to lithium or divalproex.
In the pipeline
AstraZeneca and Targacept have entered into a strategic collaboration and licence agreement for the global development and commercialisation of Targacept’s late-stage compound, TC-5214. TC-5214 is being developed as an adjunct to anti-depressant therapy in adults with MDD who do not respond adequately to 1st line anti-depressant treatment. TC-5214, which recently completed a Phase IIb study, is a nicotinic ion channel blocker that is thought to treat depression by modulating the activity of various neuronal nicotinic receptor subtypes. AstraZeneca and Targacept will jointly design a global Phase III clinical programme, anticipated to begin in mid-2010, with the goal of filing an NDA in 2012.
We have progressed AZD8418 into Phase I and AZD8529 into Phase II for the treatment of schizophrenia. AZD7268 entered into Phase II for the treatment of depression and anxiety. Development of AZD7325 was discontinued.
In 2009, AstraZeneca entered into a number of research collaborations, including those mentioned below. AstraZeneca has entered into a research collaboration with Jubilant in the area of new chemical lead generation and optimisation effectiveness to support our efforts in analgesia and neurology. AstraZeneca has also entered into a collaboration with PsychoGenics, Inc. to support behaviour profiling of new medicines across several disease areas. Furthermore, AstraZeneca has entered into a research agreement with Duke University to identify novel strategies and targets for better treatment of bipolar disorder using optogenetics.
Analgesia and anaesthesia
(pain control)
Major unmet need remains for improvements in both efficacy and tolerability in the neuropathic pain market, including addressing the needs of specific patient segments such as those with debilitating conditions, for example mechanical hypersensitivity. It is believed that advances in the understanding of the mechanisms which lead to neuropathic pain will allow for improved patient segmentation and, potentially, this could increase the success rate of research in this condition.
The osteoarthritis (OA) market is steadily growing, due to ageing populations and novel agents entering the market. However, the established use of branded generic treatment makes market entry more difficult. Biologics are an emerging treatment option for OA, and this is an area in which we have an active interest through our biologics activities.
Our focus
 Our key marketed products
In 2009, Zomig nasal spray was approved for the acute treatment of migraine attacks in adolescents (12 to 17 years of age) in 14 member states in the EU.
Diprivan is the world’s best-selling intravenous general anaesthetic. A complete changeover to Diprivan EDTA, a microbial-resistant formulation, will be effective from 2010.
EMLA submissions/approvals of patch presentation have continued, particularly in Europe. In Japan, EMLA is out-licensed to Sato Pharmaceuticals Co., Ltd. which expects to file a Japanese new drug application for EMLA cream in 2010.

AstraZeneca Annual Report and Form 20-F Information 2009

Directors’ Report | Therapy Area Review	67
Reviews

In the pipeline
Vimovo (PN400) is a fixed-dose combination tablet of enteric-coated naproxen and immediate release esomeprazole which uses proprietary technology licensed from Pozen Inc. through a collaboration established in August 2006. It is being developed for the relief of signs and symptoms of OA, rheumatoid arthritis and ankylosing spondylitis in patients at risk of developing NSAID-associated gastric ulcers. Risk factors for the NSAID-associated gastric ulcers include age, a documented history of gastric ulcers, or concomitant use of low-dose aspirin. OA is the most common form of arthritis and the most common cause of chronic pain, affecting nearly 151 million individuals worldwide. The PN400 Phase III studies demonstrated that patients at risk of developing NSAID-associated gastric ulcers taking PN400 experienced significantly fewer endoscopically confirmed gastric ulcers compared with patients taking enteric-coated naproxen (500mg) alone. An NDA was filed in June. The FDA has confirmed that the proposed trade name for PN400, Vimovo, is acceptable and that it will be re-reviewed 90 days prior to the approval of the NDA. A regulatory filing in the EU was submitted in October.
In September, AstraZeneca licensed two potential products, NKTR-118 and NKTR-119, from Nektar. NKTR-118, an oral peripherally-acting opioid antagonist, is in clinical development for the treatment of opioid induced constipation (OIC), which is the key gastrointestinal (GI) side effect of opioid treatment for pain, for which there are limited therapeutic treatment options. Data from a Phase II study demonstrated that oral NKTR-118 improved lower GI dysfunction by increasing the frequency of bowel movements in patients with OIC, while simultaneously preserving opioid-mediated pain relief. NKTR-119 is an earlier-stage programme that combines NKTR-118 with an opioid, with the goal of treating pain without the side effect of constipation traditionally associated with opioid therapy.
AZD2423 has progressed into Phase I studies and AZD2066 has entered into Phase II studies for the treatment of neuropathic (caused by nerve damage) pain. AZD3043, a short-acting anaesthetic, has entered Phase I studies. Additionally, we have extended our research collaboration with the University of Heidelberg to further understanding of the pathophysiology of chronic pain conditions.
Cognition
Alzheimer’s disease (AD) remains one of the largest areas of unmet medical need and also one of high risk for neuroscience product development, due in part to the challenges of establishing efficacy in clinical studies. Current treatments, which physicians consider inadequate, target the symptoms, not the underlying cause, of the disease. Growth in this area is strong (20% to 40% across the world) but all existing marketed treatments will face patent expiry by 2015. Disease modification, delivered through biologics and/or small molecule treatments, is clearly the hope for AD patients. Along with better diagnostics, it is expected to allow for earlier intervention and better clinical outcomes, but the first wave of disease modifiers is still several years away.
Attention deficit hyperactivity disorder (ADHD) affects 22 million children worldwide3 (plus another several million adults). While there are a number of treatments available today, which work well for many of these young patients, they also carry certain risks because a great majority of them are psycho-stimulants (mostly amphetamines and methylphenidate). We continue to work on treatment options that would offer strong efficacy without the challenges that current treatments bring. We also hope to offer new options to adult ADHD patients, many of whom remain undiagnosed or untreated today.
Our focus
In the pipeline
The current portfolio of potential medicines in this area includes six development programmes, of which three are in clinical evaluation in AD, ADHD and cognitive disorders in schizophrenia (CDS). In addition to developing molecules for cognitive disorders, we continue to progress one development phase molecule for the treatment of other neurodegenerative diseases.
Through our collaboration with the Karolinska Institute in Sweden, the Banner Alzheimer’s Institute in Phoenix, Arizona and others, our R&D capabilities in positron emission tomography (PET) imaging of the human brain continue to progress. AstraZeneca’s amyloid PET ligands may enable us to detect AD early and to assess drug effects in AD. We have discovered and taken into patient studies two C-11 amyloid PET ligands, which are being developed as research biomarkers. Additionally, a collaboration with the Mental Health Research Institute in Australia has been initiated to develop new ways of identifying AD patients at early stages of the disease.
Compounds in clinical evaluation include products deriving from our relationship with Targacept (AZD3480, TC-5619 and AZD1446). AZD3480, a neuronal nicotinic receptor agent, is currently in Phase II clinical testing in ADHD. In 2009, Targacept announced top-line results from a Phase IIa ADHD study in which the primary outcome measure was met. TC-5619 has entered a Phase IIa study in CDS. AZD1446 has entered Phase IIa studies in ADHD and AD.
Litigation
Detailed information about material legal proceedings in respect of our Neuroscience products can be found in Note 25 to the Financial Statements from page 166.
Financial performance 2009/2008
Performance 2009
Reported performance
Neuroscience sales on a reported basis grew by 7% to $6,237 million in 2009 from $5,837 million in 2008.
Performance – CER growth rates
Neuroscience sales grew by 10% to $6,237 million from $5,837 million last year.
US sales for Seroquel (all formulations) for the full year were $3,416 million, 13% ahead of last year. Seroquel (all formulations) remains the market leader in the US anti-psychotic market, with a total prescription share of 31.3% in December 2009.
For the full year, Seroquel (all formulations) sales outside the US increased by 8% to $1,450 million. In the Rest of World (ie excluding the US and Canada) value and volume growth for Seroquel were well ahead of the atypical anti-psychotic market.
Sales of Zomig for the full year were down 3% in the US to $182 million. Sales outside the US were up 3% to $252 million.
Performance 2008
Reported performance
Neuroscience sales grew by 9% in 2008, up to $5,837 million from $5,340 million in 2007. All geographic areas experienced growth and Seroquel (all formulations) grew strongly by 11%.
Performance – CER growth rates
Neuroscience sales grew by 6% to $5,837 million from $5,340 million in 2007.
US sales for Seroquel (all formulations) for the full year were $3,015 million. For the full year, Seroquel (all formulations) sales outside the US increased by 8% to $1,437 million. In the Rest of World (ie excluding the US and Canada) value and volume growth for Seroquel were well ahead of the atypical anti-psychotic market in all regions.
Sales of Zomig for the full year were up 6% in the US to $187 million. Sales outside the US were down 5% to $261 million.

[3]	Decision Resources 2008.

AstraZeneca Annual Report and Form 20-F Information 2009

68Directors’ Report | Therapy Area Review

Oncology
In brief
>	Arimidex sales up 7% to $1.9 billion and continues to be the leading branded hormonal therapy for early breast cancer in the US, Japan, Spain, the UK and France.

>	Zoladex sales $1.1 billion, flat from the previous year.

>	Casodex sales $0.8 billion, down 34%, following expiry of patents in all major territories.

>	Iressa was approved in the EU for the treatment of adults with locally advanced or metastatic non-small cell lung cancer (NSCLC) with activating mutations of the epidermal growth factor receptor-tyrosine kinase (EGFR-TK).

>	Faslodex 500mg has been shown to be more efficacious than Faslodex 250mg at treating breast cancer and regulatory submissions to change the dose have been made in the EU and the US, together with the first filing in Japan.

>	Withdrawal of the US and the EU regulatory submissions for Zactima in NSCLC in October but clinical studies continue in a number of other types of cancer.

>	Registration studies ongoing for Recentin in first line colorectal cancer and recurrent glioblastoma multiforme and NSCLC.

>	Registration studies ongoing for zibotentan (ZD4054) in castrate resistant prostate cancer.

>	Olaparib (AZD2281) is in ongoing Phase II studies for the treatment of certain types of breast and ovarian cancer. Olaparib will progress to Phase III development in breast cancer with genetic DNA repair deficits.

>	Teva Parenteral Medicines (Teva Par) has challenged our patents for Faslodex. In January 2010, AstraZeneca filed a patent infringement action against Teva Par in the US District Court for the District of Delaware.

Our marketed products
Arimidex (anastrozole) is an aromatase inhibitor for the treatment of early breast cancer.

Zoladex (goserelin acetate implant), in one- and three-month depots, is a luteinising hormone-releasing hormone agonist for the treatment of prostate cancer, breast cancer and certain benign gynaecological disorders.

Casodex (bicalutamide) is an anti-androgen therapy for the treatment of prostate cancer.

Iressa (gefitinib) is an EGFR-TK inhibitor that acts to block signals for cancer cell growth and survival in NSCLC.

Faslodex (fulvestrant) is an injectable oestrogen receptor antagonist for the treatment of breast cancer.

Nolvadex (tamoxifen citrate) remains a widely prescribed breast cancer treatment outside the US.

Our strategic objectives
We aim to build on our position as a world leader in cancer treatment through continued sales of Arimidex, the launch of a more efficacious dose of Faslodex (Faslodex 500mg), the growth of Iressa and the successful introduction of novel therapeutic approaches currently in development, including both small molecule drugs and biologics, targeted at defined patient populations with high unmet medical need.
Cancer
Our focus
Our key marketed products
Arimidex continues to be the leading branded hormonal therapy for patients with early breast cancer in the US, Japan, Spain, the UK and France, and is also approved in a number of markets in Europe for a switch indication for patients who have already received two to three years of tamoxifen. This success is largely based on the extensive long-term efficacy and safety results of the ATAC study, which showed Arimidex to be significantly superior to tamoxifen at preventing breast cancer recurrence during and beyond the five-year treatment course. Breast cancer recurrence is defined as loco-regional recurrence, distant recurrence or contra-lateral breast cancer.
Faslodex 250mg is now approved in 70 markets and offers an additional hormonal therapy option for patients with hormone-receptor positive advanced breast cancer, delaying the need for cytotoxic chemotherapy. It is a once-monthly injection approved for the 2nd line treatment of hormone-receptor positive advanced breast cancer in post-menopausal women.
Casodex is used as a 50mg tablet for the treatment of advanced prostate cancer, and as a 150mg tablet for the treatment of locally advanced prostate cancer.
Zoladex, a luteinising hormone-releasing hormone (LHRH) agonist, is approved in 120 countries. It is approved for the treatment of prostate cancer, breast cancer and certain benign gynaecological disorders. In non-metastatic prostate cancer, Zoladex has been shown to improve overall survival, both when used in addition to radical prostatectomy and when used in addition to radiotherapy. The 10-year follow-up results of a study for the European Organisation for Research and Treatment of Cancer confirmed the long-term survival benefits of Zoladex when used as adjuvant to radiotherapy in patients with locally advanced prostate cancer.
In breast cancer, Zoladex is widely approved for use in advanced breast cancer in pre-menopausal women. In a number of countries, Zoladex is also approved for the adjuvant treatment of early stage pre-menopausal breast cancer as an alternative to and/or in addition to chemotherapy. Zoladex offers proven survival benefits for breast cancer patients with a favourable tolerability profile.
Competition in the LHRH agonist market is expected to increase in Europe during 2010, with the anticipated launches of generic goserelin. This follows the launch of generic goserelin (one-month depot) in Germany and the UK in 2009.
Iressa is approved in 66 countries and is the leading epidermal growth factor receptor-tyrosine kinase (EGFR-TK) inhibitor in Japan and the Asia Pacific region where it is marketed for pre-treated advanced non-small cell lung cancer (NSCLC). Based on data from the Phase III INTEREST study, which compared Iressa with docetaxel in pre-treated NSCLC, and the Phase III IPASS study, which compared Iressa with doublet chemotherapy (carboplatin/paclitaxel) in 1st line NSCLC patients, a marketing authorisation for Iressa for the treatment of EGFR mutation-positive advanced NSCLC patients (all lines of therapy) was granted by the EMEA in June, followed by the European launch in July. AstraZeneca is consulting with other regulatory authorities regarding the data from the IPASS study and is progressing submissions worldwide.
We have various distribution and marketing arrangements for branded Ethyol. In the US, Ben Venue Laboratories, Inc. is authorised to distribute Ethyol. Outside the US, our two main distribution partners are Pinnacle Biologics, Inc. for our Western Europe markets, Turkey and Israel, and Scherico Ltd for various other countries.
In the pipeline
Zactima (vandetanib) is a potential new oral anti-cancer therapy, which has a unique anti-cancer profile through two clinically proven mechanisms. It blocks the development of a tumour’s blood supply (anti-angiogenesis) and blocks the growth and survival of the tumour itself (anti-EGFR). Vandetanib also inhibits RET (rearranged during transfection)-kinase activity, an important growth driver in certain types of thyroid cancer. In June, AstraZeneca made submissions to the FDA and the EMEA for the use of vandetanib 100mg in combination with chemotherapy in patients with advanced NSCLC. In October, these submissions were

AstraZeneca Annual Report and Form 20-F Information 2009

Directors’ Report | Therapy Area Review	69
Reviews
Our financial performance

	2009			2008			2007	2009 compared to 2008		2008 compared to 2007
			Growth due			Growth due
		CER	to exchange		CER	to exchange		CER	Reported	CER	Reported
	Sales	growth	effect	Sales	growth	effect	Sales	growth	growth	growth	growth
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Casodex	844	(424)	10	1,258	(161)	84	1,335	(34)	(33)	(12)	(6)

Arimidex	1,921	129	(65)	1,857	69	58	1,730	7	3	4	7

Zoladex	1,086	–	(52)	1,138	(31)	65	1,104	–	(5)	(3)	3

Iressa	297	20	12	265	8	19	238	8	12	3	11

Faslodex	262	26	(13)	249	25	10	214	10	5	12	16

Nolvadex	88	–	3	85	(5)	7	83	–	4	(6)	2

Abraxane™	–	(64)	–	64	2	–	62	(100)	(100)	3	3

Ethyol	15	(13)	–	28	(15)	–	43	(46)	(46)	n/m	n/m

Other	5	(4)	(1)	10	(1)	1	10	(40)	(50)	(10)	–

Total	4,518	(330)	(106)	4,954	(109)	244	4,819	(7)	(9)	(2)	3

Therapy area world market
(MAT/Q3/09)

Market sectors	$bn

A Chemotherapy	18.2

B Monoclonal antibodies	14.4

C Hormonal therapies	8.8

D Small molecule TKIs	7.2
The world market value for cancer therapies is $49 billion and continues to grow.
An increasing number of large research-based pharmaceutical and biotech companies have a stated ambition to build their business in oncology. For several years there has been a substantial increase in cancer-based clinical study activity. According to IMS data, value growth in oncology will continue at double digit compound annual growth rates and is, therefore, well above the growth rates of other therapy areas.
49bn
The world market value for cancer therapies is $49 billion and continues to grow withdrawn. The decision to withdraw these submissions was based on an updated analysis that demonstrated no overall survival advantage when vandetanib was added to chemotherapy as well as preliminary feedback from regulatory authorities that the submissions based on progression-free survival as the primary endpoint might not be sufficient for approval.
The ZEPHYR study of vandetanib 300mg monotherapy versus placebo in patients who have previously progressed on EGFR-TK inhibitor treatment did not meet its primary endpoint of overall survival. This completes the Phase III development of vandetanib. AstraZeneca has no current plans to make regulatory submissions in respect of vandetanib for the treatment of NSCLC.
The ZETA study met its primary endpoint, showing that vandetanib 300mg significantly extends progression-free survival in patients with advanced medullary thyroid cancer. The safety profile of vandetanib in the ZETA study was manageable, which is similar to the findings of other studies. Medullary thyroid cancer is a rare cancer with no currently approved treatment. AstraZeneca will be discussing the data from the ZETA study with regulatory authorities.
Results from the CONFIRM study demonstrate that Faslodex 500mg offers a superior benefit/risk profile to Faslodex 250mg for the treatment of breast cancer. This data has formed the basis of regulatory submissions across the globe.
Recentin (cediranib) is a highly potent anti-angiogenic agent that inhibits all three vascular endothelial growth factor receptors and is suitable for once-daily oral dosing. It is currently in Phase III development in first line colorectal cancer (CRC) and recurrent glioblastoma (rGBM).
Patient recruitment for the HORIZON CRC programme completed last year and the Phase III REGAL study in rGBM comparing Recentin monotherapy versus lomustine +/- Recentin finished enrolling patients in the third quarter of 2009. Recruitment in the BR29 study investigating Recentin at 20mg plus carboplatin/paclitaxel versus carboplatin/ paclitaxel alone in NSCLC is ongoing. The initial read-outs for Phase III of the HORIZON and REGAL studies are expected in the first half of 2010.
Encouraging Phase II data for Recentin in renal cancer, prostate cancer, alveolar soft part sarcoma, NSCLC and rGBM were also presented in 2009.
Zibotentan (ZD4054) is an oral once-daily potent and specific endothelin A-receptor antagonist. Data from Phase II studies suggested that in men with metastatic castrate resistant prostate cancer (CRPC), zibotentan 10mg demonstrated a promising survival benefit and a generally well-tolerated side effect profile. Zibotentan 10mg is now in Phase III development. The Phase III ENTHUSE studies are investigating efficacy in metastatic CRPC, both as monotherapy and in combination with docetaxel, and in non-metastatic CRPC.
Olaparib (AZD2281) is an oral poly-ADP-ribose-polymerase inhibitor, a new class of drug which potentially offers an innovative therapeutic approach to treating cancers by targeting a weakness in DNA repair inherent in many tumour cells. Olaparib is currently being evaluated in Phase II studies for the treatment of certain types of breast and ovarian cancer. The initial Phase III programme which is planned to start in mid 2010 focuses on breast cancer with genetic DNA repair deficits.

AstraZeneca Annual Report and Form 20-F Information 2009

72Directors’ Report | Therapy Area Review

Our financial performance

	2009			2008			2007	2009 compared to 2008		2008 compared to 2007
			Growth due			Growth due
		CER	to exchange		CER	to exchange		CER	Reported	CER	Reported
	Sales	growth	effect	Sales	growth	effect	Sales	growth	growth	growth	growth
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Pulmicort	1,310	(155)	(30)	1,495	7	34	1,454	(10)	(12)	–	3

Symbicort	2,294	456	(166)	2,004	346	83	1,575	23	14	22	27

Rhinocort	264	(47)	(11)	322	(41)	9	354	(15)	(18)	(12)	(9)

Oxis	63	–	(8)	71	(21)	6	86	–	(11)	(24)	(17)

Accolate	66	(6)	(1)	73	(4)	1	76	(8)	(10)	(5)	(4)

Other	135	(14)	(14)	163	(9)	6	166	(9)	(17)	(5)	(2)

Total	4,132	234	(230)	4,128	278	139	3,711	6	–	7	11

Therapy area world market
(MAT/Q3/09)

Market sectors	$bn

A Asthma	17.1

B COPD	9.8

C Rhinitis	7.3

D Other	19.8
The prescription respiratory world market value is $54 billion.
WHO estimates that 300 million people worldwide suffer from asthma and more than 200 million have COPD, which is currently the fourth leading cause of death worldwide with further increases anticipated in future decades.
54bn
The prescription respiratory world market value is $54 billion
Symbicort SMART provides increased asthma control and simplifies asthma management through the use of only one inhaler for both maintenance and relief of asthma symptoms. As well as being a cost-effective treatment for many healthcare payers, the Symbicort SMART approach can also result in lower ICS and oral steroid use compared to other treatment options.
Pulmicort remains the world’s leading inhaled corticosteroid for the treatment of asthma and is available in several forms. Teva now has an exclusive licence to sell generic Pulmicort Respules in the US.
Rhinocort combines powerful efficacy with rapid onset of action and minimal side effects and is available as a once-daily treatment for allergic rhinitis (hay fever), perennial rhinitis and nasal polyps in the Rhinocort Aqua (nasal spray) and the Turbuhaler (dry powder inhaler) forms.
Oxis is added to the treatment regimen for asthma and COPD when corticosteroid treatment alone is not adequate. Oxis is also indicated for symptom relief in COPD.
Clinical studies of our
key marketed products
During 2009, the data from the SUN study, the second pivotal Symbicort pMDI study, was published. This study is part of the COPD NDA submission. The study confirmed the clinical benefits of Symbicort pMDI in moderate and severe COPD patients and showed that Symbicort pMDI 160/4.5 two inhalations twice-daily had a greater improvement in pre-dose forced expiratory volume I tests averaged over the treatment period compared with formoterol and placebo. In addition, several other important clinical studies in COPD were published showing the benefit of early onset effect relieving morning symptoms as well as improved outcomes when added to LAMAs.
Clinical data from the CLIMB study demonstrated that Symbicort added to Spiriva™ (tiotropium) provided greater clinical improvements than tiotropium alone over a 12-week treatment period. Results from the CLIMB study also showed that the occurrence of severe COPD exacerbations was reduced by as much as 62% in patients where Symbicort was added to tiotropium compared to patients on tiotropium alone. Furthermore, the CLIMB study showed that patients treated with the Symbicort/tiotropium inhaled combination experienced benefits.
In the pipeline
AZD9668, currently in Phase IIb studies, is an oral inhibitor of neutrophil elastase, an enzyme strongly implicated in the inflammatory process, mucus hypersecretion and matrix degradation that drives the signs and symptoms of and disease progression in COPD.
Alongside this novel approach and building on our capabilities in combinations and device development demonstrated through our experience with Symbicort, we are aiming to improve further the mainstay of treatment for all COPD patients by combining two long-acting bronchodilators, AZD3199 and AZD9164, in one inhaler. The individual compounds are currently in Phase II studies (AZD3199 is in Phase IIb studies). Patients should benefit from improved symptom control, as well as from the reduction in the complications arising from multiple dosing or inhaler devices and the combination supports the recommendations of the international guidelines for the treatment of COPD for maximal bronchodilation as 1st line therapy.
AZD1981, a prostanoid receptor CRTh2 antagonist currently in Phase IIa studies, is a potential new oral small molecule approach to treating uncontrolled asthma. AZD1981 is expected to prevent the recruitment and activation of Th2 cells and eosinophils, which are both increased in asthma.

AstraZeneca Annual Report and Form 20-F Information 2009